TRILLIUM THERAPEUTICS INC.
35,731,818 Common Shares
1,250,000 Series II Non-Voting Convertible First Preferred Shares

UNDERWRITING AGREEMENT

January 23, 2020

COWEN AND COMPANY, LLC

As Representative of the several Underwriters

599 Lexington Avenue

New York, New York 10022

Ladies and Gentlemen:

Trillium Therapeutics Inc., a corporation organized under the laws of the Province of British Columbia, Canada (the "Company"), confirms its agreement with Cowen and Company, LLC ("Cowen") and each of the other Underwriters named in Schedule A hereto (collectively, the "Underwriters," which term shall also include any underwriter substituted as hereinafter provided in Section 10 hereof), for whom Cowen is acting as representative (in such capacity, the "Representative"), with respect to (i) the sale by the Company and the purchase by the Underwriters, acting severally and not jointly, of the respective numbers of (a) common shares, no par value per share (the "Common Shares") and (b) Series II Non-Voting Convertible First Preferred Shares (the "Preferred Shares") as set forth in Schedule A hereto and (ii) the grant by the Company to the Underwriters, acting severally and not jointly, of the option described in Section 2(b) hereof to purchase all or any part of 5,547,272 additional Common Shares. The aforesaid 35,731,818 Common Shares and 1,250,000 Preferred Shares (the "Initial Securities") to be purchased by the Underwriters and all or any part of the 5,547,272 Common Shares subject to the option described in Section 2(b) hereof (the "Option Securities") are herein called, collectively, the "Securities". The terms of the Preferred Shares are set forth in the articles of the Company effective December 18, 2019 (the "Articles"), and each share of Preferred Shares will be convertible into one Common Share, as provided in the Articles (the "Conversion Shares").

The Company has filed a final short form base shelf prospectus (such final short form base shelf prospectus together with all documents incorporated therein by reference, is hereinafter referred to as the "Canadian Base  Prospectus"), dated January 5, 2018, qualifying the distribution of up to US$150,000,000 aggregate principal amount of common shares, first preferred shares, warrants, units and subscription receipts of the Company (collectively, the "Shelf Securities") with the Ontario Securities Commission (the "Reviewing Authority") and the other Canadian Qualifying Authorities (as defined herein); the Reviewing Authority has issued a receipt under National Policy 11-202 - Process for Prospectus Reviews in Multiple Jurisdictions in respect of the Canadian Base Prospectus. The Company is qualified to distribute the Shelf Securities in each of the provinces of British Columbia, Alberta, Manitoba, Ontario and Nova Scotia (collectively, the "Qualifying Provinces") under the Canadian Base Prospectus pursuant to Canadian Securities Laws, including the rules and procedures established pursuant to National Instrument 44-101 - Short Form Prospectus Distributions and National Instrument 44-102 - Shelf Distributions (together, the "Canadian Shelf Procedures"). The Canadian preliminary prospectus supplement relating to the offering of the Securities, which excludes certain pricing information and other final terms of the Securities and which has been filed with the Reviewing Authority in accordance with the Canadian Shelf Procedures and the other Canadian Securities Laws on January 22, 2020, together with the Canadian Base Prospectus, including all documents incorporated therein by reference, is hereinafter referred to as the "Canadian Preliminary Prospectus"; and the Canadian final prospectus supplement relating to the offering of the Securities, which includes the pricing and other information omitted from the Canadian Preliminary Prospectus, to be dated the date hereof and filed with the Reviewing Authority in accordance with the Canadian Shelf Procedures, together with the Canadian Base Prospectus, including all documents incorporated therein by reference, is hereinafter referred to as the "Canadian Final Prospectus".

The Company meets the general eligibility requirements for use of Form F-10 under the U.S. Securities Act of 1933, as amended, and the rules and regulations of the U.S. Securities and Exchange Commission (the "Commission") thereunder (collectively, the "Securities Act") for the purposes of the offering of Securities. The Company has filed with the Commission a registration statement on Form F-10 (No. 333-222085) in respect of the Shelf Securities and has filed an appointment of agent for service of process upon the Company on Form F-X (the "Form F-X") with the Commission in conjunction with the filing of such registration statement (such registration statement, including the Canadian Base Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission and including the exhibits to such registration statement and all documents incorporated by reference in the prospectus contained therein are hereinafter referred to as the "Registration Statement"); the base prospectus relating to the Shelf Securities contained in the Registration Statement at the time the registration statement became effective, including all documents incorporated therein by reference, is hereinafter referred to as the "U.S. Base Prospectus"; the U.S. preliminary prospectus supplement relating to the offering of the Securities dated January 22, 2020 and filed with the Commission pursuant to General Instruction II.L of Form F-10 under the Securities Act on January 23, 2020, including all documents incorporated therein by reference, together with the U.S. Base Prospectus (which consists of the Canadian Base Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission), is hereinafter referred to as the "U.S. Preliminary Prospectus"; and the final prospectus relating to the offering of the Securities in the form first furnished to the Underwriters for use in connection with the offering of Securities, including all documents incorporated therein by reference, together with the U.S. Base Prospectus (which consists of the Canadian Base Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission), is hereinafter referred to as the "U.S. Final Prospectus".

As used herein, "Base Prospectus" shall mean, collectively, the Canadian Base Prospectus and the U.S. Base Prospectus, "Preliminary prospectus" shall mean, collectively, the Canadian Preliminary Prospectus and the U.S. Preliminary Prospectus; and "Final Prospectus" shall mean, collectively, the Canadian Final Prospectus and the U.S. Final Prospectus. Any reference in this Agreement to the Registration Statement, the Base Prospectus, the Preliminary Prospectus or the Final Prospectus shall be deemed to refer to and include the documents incorporated by reference therein as of the date hereof. The terms "supplement," "amendment," and "amend" as used herein with respect to the Registration Statement, the Base Prospectus, the General Disclosure Package (as defined below), the Preliminary Prospectus or the Final Prospectus shall include all documents subsequently filed or furnished by the Company with or to the Canadian Qualifying Authorities (as defined below) and the Commission pursuant to the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the "Exchange Act"), that are deemed to be incorporated by reference therein.

As used in this Agreement:

"Applicable Time" means 7:30 a.m. New York City time, on January 23, 2020 or such other time as agreed by the Company and the Representative.

"broadly available road show" means a "bona fide electronic road show" as defined in Rule 433(h)(5) under the Securities Act that has been made available without restriction to any person.

"Canadian Securities Laws" means all applicable securities laws in each of the provinces of the Qualifying Provinces and the respective rules, regulations, instruments, blanket orders and blanket rulings under such laws together with applicable published policies, policy statements and notices of the applicable securities commission or securities regulatory authority in each such jurisdiction.

"General Disclosure Package" means any Issuer General Use Free Writing Prospectus issued at or prior to the Applicable Time, the most recent preliminary prospectus that is distributed to investors prior to the Applicable Time and the information included on Schedule B-1 hereto, all considered together.

"Issuer Free Writing Prospectus" means any "issuer free writing prospectus," as defined in Rule 433 of the Securities Act ("Rule 433"), including without limitation any "free writing prospectus" (as defined in Rule 405 of the Securities Act ("Rule 405")) relating to the Securities that is (i) required to be filed with the Commission by the Company, (ii) a "road show that is a written communication" within the meaning of Rule 433(d)(8)(i), whether or not required to be filed with the Commission, or (iii) exempt from filing with the Commission pursuant to Rule 433(d)(5)(i) because it contains a description of the Securities or of the offering that does not reflect the final terms, in each case in the form filed or required to be filed with the Commission or, if not required to be filed, in the form retained in the Company's records pursuant to Rule 433(g).

"Issuer General Use Free Writing Prospectus" means any Issuer Free Writing Prospectus that is intended for general distribution to prospective investors (other than a "bona fide electronic road show," as defined in Rule 433 (a "Bona Fide Electronic Road Show")), as evidenced by its being specified in Schedule B-2 hereto.

"Testing-the-Waters Communication" means any oral or written communication with potential investors undertaken in reliance on Section 5(d) of the Securities Act.

"Written Testing-the-Waters Communication" means any Testing-the-Waters Communication that is a written communication within the meaning of Rule 405.

SECTION 1. Representations and Warranties.

(a)  Representations and Warranties by the Company. The Company represents and warrants to each Underwriter as of the date hereof, the Applicable Time and the Closing Time (as defined below) and any Date of Delivery (as defined below), and agrees with each Underwriter, as follows:

(i)  Registration Statement and Prospectus. The Registration Statement has become effective pursuant to Rule 467(b) under the Securities Act; no stop order suspending the effectiveness of the Registration Statement is in effect and no proceedings for such purpose are pending before or, to the Company's knowledge, threatened by the Commission. No order suspending the distribution of the Securities or any other securities of the Company has been issued by any Canadian securities regulatory authority in any of the Qualifying Provinces (collectively, the "Canadian Qualifying Authorities") and no proceedings for such purpose are pending before or, to the Company's knowledge, threatened by any Canadian Qualifying Authority; and any request made to the Company on the part of any Canadian Qualifying Authorities for additional information has been complied with in all material respects. The Canadian Preliminary Prospectus, at the time of filing thereof, complied, and the Canadian Final Prospectus and any amendment or supplement thereto, at the time of filing thereof, will comply, in all material respects with the applicable requirements of Canadian Securities Laws; the Canadian Preliminary Prospectus, at the time of filing thereof, did not, and the Canadian Final Prospectus as of the date of the Canadian Final Prospectus and any amendment or supplement thereto and at any Date of Delivery, will not, include any untrue statement of a material fact or omit to state a material fact that is required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; and the Canadian Preliminary Prospectus, at the time of filing thereof, constituted, and the Canadian Final Prospectus and any amendment or supplement thereto, at the time of filing thereof, will constitute, full, true and plain disclosure of all material facts relating to the Securities. The Company has a reasonable basis for disclosing all forward-looking information (as defined in National Instrument 51-102 Continuous Disclosure Obligations ("NI 51-102")) contained in the Final Prospectus.

(ii)  Accurate Disclosure. (A) Each document, if any, filed, furnished, or delivered, or to be filed, furnished, or delivered, pursuant to (1) Canadian Securities Laws and incorporated by reference in the Canadian Preliminary Prospectus and Canadian Final Prospectus complied or will comply when so filed in all material respects with Canadian Securities Laws and (2) the Exchange Act and incorporated by reference in the General Disclosure Package or the U.S. Final Prospectus complied or will comply when so filed in all material respects with the Exchange Act and the applicable rules and regulations of the Commission thereunder, (B) each part of the Registration Statement, when such part became effective, did not contain, and each such part, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (C) the Registration Statement as of the date hereof does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (D) the Registration Statement, the U.S. Preliminary Prospectus and the U.S. Final Prospectus comply, and as amended or supplemented, if applicable, will comply in all material respects with the Securities Act and the applicable rules and regulations of the Commission thereunder, (E) the General Disclosure Package does not and at the time of each sale of the Securities in connection with the offering when the Final Prospectus is not yet available to prospective purchasers and at any Date of Delivery, the General Disclosure Package, as then amended or supplemented by the Company, if applicable, will not, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, (F) each broadly available road show, if any, when considered together with the General Disclosure Package, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading and (G) the U.S. Final Prospectus does not contain and, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

The representations and warranties in this subsection shall not apply to statements in or omissions from the Registration Statement (or any amendment thereto), the General Disclosure Package or the Final Prospectus (or any amendment or supplement thereto, including any prospectus wrapper) made in reliance upon and in conformity with written information furnished to the Company by any Underwriter through the Representative expressly for use therein. For purposes of this Agreement, the only information so furnished shall be the information in the thirteenth, fourteenth, fifteenth, and sixteenth paragraphs under the Section "Underwriting" in each case contained therein (collectively, the "Underwriter Information").

(iii)  Issuer Free Writing Prospectus. No Issuer Free Writing Prospectus conflicts or will conflict with the information contained in the Registration Statement or the Final Prospectus, and any preliminary or other prospectus deemed to be a part thereof that has not been superseded or modified. The Company has made available a Bona Fide Electronic Road Show in compliance with Rule 433(d)(8)(ii) such that no filing of any "road show" (as defined in Rule 433(h)) is required in connection with the offering of the Securities.

(iv)  No Connection to British Columbia. The Company's mind and management is not located within British Columbia; the business of the Company is not administered from, nor are the operations of the Company conducted in, British Columbia; and the Company has no connection to the province of British Columbia other than as a result of it being continued under and subject to the Business Corporations Act (British Columbia) and the regulations thereunder and a reporting issuer subject to the Securities Act (British Columbia) and the regulations thereunder.

(v)  Company Not Ineligible Issuer. At the time of filing the Registration Statement and any post-effective amendment thereto, at the earliest time thereafter that the Company or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) of the Securities Act) of the Securities and at the date hereof, the Company was not and is not an "ineligible issuer," as defined in Rule 405, without taking account of any determination by the Commission pursuant to Rule 405 that it is not necessary that the Company be considered an ineligible issuer.

(vi)  Emerging Growth Company Status. From the first date on which the Company engaged directly or through any Person authorized to act on its behalf in any oral or written communications with potential investors undertaken Testing-the-Waters Communication through the date hereof, the Company has been and is an "emerging growth company," as defined in Section 2(a) of the Securities Act (an "Emerging Growth Company").

(vii)  Independent Accountants. The accountants who certified the financial statements and supporting schedules included or incorporated by reference in the Registration Statement, the General Disclosure Package and the Final Prospectus are (A) independent public accountants as required by the Securities Act and the Public Company Accounting Oversight Board, and (B) independent with respect to the Company as required by Canadian Securities Laws; and in the period of three years prior to the date hereof, there has not been any reportable event (within the meaning of NI 51-102) between the Company and such accountants.

(viii)  Financial Statements. The financial statements included or incorporated by reference in the Registration Statement, the General Disclosure Package and the Final Prospectus, together with the related schedules and notes, present fairly, in all material respects, the financial position of the Company and its consolidated subsidiaries at the dates indicated and the statement of operations, shareholders' equity and cash flows of the Company and its consolidated subsidiaries for the periods specified; said financial statements have been prepared in conformity with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board applied on a consistent basis throughout the periods involved. The supporting schedules, if any, present fairly, in all material respects, in accordance with IFRS, the information required to be stated therein. The selected financial data and the summary financial information included or incorporated by reference in the Registration Statement, the General Disclosure Package and the Final Prospectus present fairly, in all material respects, the information shown therein and have been compiled on a basis consistent with that of the audited financial statements included or incorporated by reference therein. Except as included or incorporated by reference therein, no historical or pro forma financial statements or supporting schedules are required to be included or incorporated by reference in the Registration Statement, the General Disclosure Package or the Final Prospectus under the Securities Act.

(ix)  Sarbanes-Oxley Act of 2002. The Company is in compliance in all material respects with all applicable effective provisions of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith.

(x)  No Material Adverse Change in Business. Except as otherwise stated therein, since the respective dates as of which information is given in the Registration Statement, the General Disclosure Package or the Final Prospectus, (A) there has been no material adverse change in the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the Company and its subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business (a "Material Adverse Effect"), (B) there have been no transactions entered into by the Company or its subsidiaries, other than those in the ordinary course of business, which are material with respect to the Company and its subsidiaries considered as one enterprise, and (C) there has been no dividend or distribution of any kind declared, paid or made by the Company on any class of its securities.

(xi)  Good Standing of the Company. The Company has been duly organized and is validly existing as a corporation in good standing under the laws of the Province of British Columbia and has corporate power and authority to own, lease and operate its properties and to conduct its business as described in the Registration Statement, the General Disclosure Package and the Final Prospectus and to enter into and perform its obligations under this Agreement; and the Company is duly qualified as a foreign corporation to transact business and is in good standing in each other jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure to so qualify or to be in good standing would not result in a Material Adverse Effect.

(xii)  Subsidiaries. The Company does not own, directly or indirectly, any shares of stock or any other equity or long-term debt securities of any corporation or have any equity interest in any corporation, firm, partnership, joint venture, association or other entity, other than those identified in the Registration Statement. Each subsidiary of the Company has been duly incorporated, is validly existing and in good standing under the laws of the jurisdiction of its formation, has the corporate or other similar power and capacity to own its property and to conduct its business as described in the Final Prospectus and is duly qualified to transact business and is in good standing in each jurisdiction in which the conduct of its business or its ownership or leasing of property requires such qualification, except where the failure to so qualify or to be in good standing would not result in a Material Adverse Effect.

(xiii)  Capitalization. The authorized, issued and outstanding share capital of the Company is as set forth in the Registration Statement, the General Disclosure Package and the Final Prospectus under the caption "Capitalization" (except for subsequent issuances, if any, (A) pursuant to this Agreement, (B) pursuant to reservations, agreements or employee benefit plans referred to in the Registration Statement, the General Disclosure Package and the Final Prospectus or (C) pursuant to the exercise of convertible securities or options referred to in the Registration Statement, the General Disclosure Package and the Final Prospectus). The outstanding shares in the capital of the Company have been duly authorized and validly issued and are fully paid and non-assessable. None of the outstanding shares in the capital of the Company were issued in violation of the preemptive or other similar rights of any securityholder of the Company or other person.

(xiv)  Authorization of Agreement. This Agreement has been duly authorized, executed and delivered by the Company.

(xv)  Authorization and Description of Securities. The Securities to be purchased by the Underwriters from the Company have been duly authorized for issuance and sale to the Underwriters pursuant to this Agreement and, when issued and delivered by the Company pursuant to this Agreement against payment of the consideration set forth herein, will be validly issued and fully paid and non-assessable; and, the issuance of the Securities is not subject to the preemptive or other similar rights of any securityholder of the Company or other person, other than as disclosed to the Underwriters and in respect of which enforceable waivers have been received by the Company. The Common Shares and Preferred Shares conform to all statements relating thereto contained in the Registration Statement, the General Disclosure Package and the Final Prospectus and such description conforms to the rights set forth in the instruments defining the same. No holder of Securities will be subject to personal liability by reason of being such a holder.

(xvi)  Registration Rights. There are no persons with registration rights or other similar rights to have any securities registered for sale pursuant to the Registration Statement or otherwise registered for sale or sold by the Company under the Securities Act pursuant to this Agreement, other than those rights that have been disclosed in the Registration Statement, the General Disclosure Package and the Final Prospectus and have been waived.

(xvii)  Absence of Violations, Defaults and Conflicts. Neither the Company nor its subsidiaries is (A) in violation of its charter, by-laws or similar organizational document, (B) in default in the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease or other agreement or instrument to which the Company or its subsidiaries is a party or by which either of them may be bound or to which any of the properties or assets of the Company or any subsidiary is subject (collectively, "Agreements and Instruments"), except for such defaults that would not, singly or in the aggregate, result in a Material Adverse Effect, or (C) in violation of any law, statute, rule, regulation, judgment, order, writ or decree of any arbitrator, court, governmental body, regulatory body, administrative agency or other authority, body or agency having jurisdiction over the Company or its subsidiaries or any of their respective properties, assets or operations (each, a "Governmental Entity"), except for such violations that would not, singly or in the aggregate, result in a Material Adverse Effect. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein and in the Registration Statement, the General Disclosure Package and the Final Prospectus (including the issuance and sale of the Securities and the use of the proceeds from the sale of the Securities as described therein under the caption "Use of Proceeds"), the issuance of a number of Conversion Shares equal to the Maximum Number of Conversion Shares (as defined below) issuable by the Company in accordance with the terms of the Articles, and compliance by the Company with its obligations hereunder have been duly authorized by all necessary corporate action and do not and will not, whether with or without the giving of notice or passage of time or both, conflict with or constitute a breach of, or default or Repayment Event (as defined below) under, or result in the creation or imposition of any lien, security interest, charge or encumbrance upon any properties or assets of the Company or its subsidiaries pursuant to, the Agreements and Instruments (except for such conflicts, breaches, defaults or Repayment Events or liens, security interests, charges or encumbrances that would not, singly or in the aggregate, result in a Material Adverse Effect), nor will such action result in any violation of the provisions of the charter, by-laws or similar organizational document of the Company or its subsidiaries or any law, statute, rule, regulation, judgment, order, writ or decree of any Governmental Entity. As used herein, a "Repayment Event" means any event or condition which gives the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder's behalf) the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Company or its subsidiaries.

(xviii)  Listing. The Common Shares and the Conversion Shares have been approved for listing on the NASDAQ Capital Market, subject to official notice of issuance, and an application has been made to approve the listing of the Common Shares and the Conversion Shares on the Toronto Stock Exchange.

(xix)  Absence of Labor Dispute. No labor dispute with the employees of the Company or its subsidiaries exists or, to the knowledge of the Company, is imminent, and the Company is not aware of any existing or imminent labor disturbance by the employees of any of its or its subsidiaries' principal suppliers, manufacturers, customers or contractors, which, in either case, would result in a Material Adverse Effect.

(xx)  Absence of Proceedings. Except as disclosed in the Registration Statement, the General Disclosure Package and the Final Prospectus, there is no action, suit, proceeding, inquiry or investigation before or brought by any Governmental Entity (including, without limitation, any action, suit proceeding, inquiry or investigation before or brought by the U.S. Food and Drug Administration (the "FDA")) now pending or, to the knowledge of the Company, threatened, against or affecting the Company or its subsidiaries, which would reasonably be expected to result in a Material Adverse Effect, or which reasonably would reasonably be expected to materially and adversely affect their respective properties or assets or the consummation of the transactions contemplated in this Agreement or the performance by the Company of its obligations hereunder; and the aggregate of all pending legal or governmental proceedings to which the Company or any such subsidiaries is a party or of which any of their respective properties or assets is the subject which are not described in the Registration Statement, the General Disclosure Package and the Final Prospectus, including ordinary routine litigation incidental to the business, would not reasonably be expected to result in a Material Adverse Effect.

(xxi)  Accuracy of Exhibits. There are no contracts or documents which are required to be described in the Registration Statement, the General Disclosure Package or the Final Prospectus or to be filed as exhibits to the Registration Statement which have not been so described and filed as required.

(xxii)  Absence of Further Requirements. No filing with, or authorization, approval, consent, license, order, registration, qualification or decree of, any Governmental Entity is necessary or required for the performance by the Company of its obligations hereunder, in connection with the offering, issuance or sale of the Securities hereunder or the consummation of the transactions contemplated by this Agreement, except such as have been already obtained or as may be required under the Securities Act, the Canadian Securities Laws, the rules of the NASDAQ Capital Market or the Toronto Stock Exchange, state securities laws or the rules of the Financial Industry Regulatory Authority ("FINRA").

(xxiii)  Possession of Licenses and Permits. The Company and its subsidiaries possess such permits, licenses, approvals, consents and other authorizations (collectively, "Governmental Licenses") issued by the appropriate Governmental Entities necessary to conduct the business now operated by them, except where the failure so to possess would not, singly or in the aggregate, result in a Material Adverse Effect. The Company and its subsidiaries are in compliance with the terms and conditions of all Governmental Licenses, except where the failure so to comply would not, singly or in the aggregate, result in a Material Adverse Effect. All of the Governmental Licenses are valid and in full force and effect, except when the invalidity of such Governmental Licenses or the failure of such Governmental Licenses to be in full force and effect would not, singly or in the aggregate, result in a Material Adverse Effect. Neither the Company nor its subsidiaries has received any notice of proceedings relating to the revocation or modification of any Governmental Licenses which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would result in a Material Adverse Effect.

(xxiv)  Title to Property. The Company and its subsidiaries have good and marketable title to all real property owned by them and good title to all other properties owned by them, in each case, free and clear of all mortgages, pledges, liens, security interests, claims, restrictions or encumbrances of any kind except such as (A) are described in the Registration Statement, the General Disclosure Package and the Final Prospectus or (B) do not, singly or in the aggregate, materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Company or its subsidiaries; and all of the leases and subleases material to the business of the Company and its subsidiaries, considered as one enterprise, and under which the Company or its subsidiaries holds properties described in the Registration Statement, the General Disclosure Package or the Final Prospectus, are in full force and effect, and neither the Company nor any such subsidiaries has any notice of any material claim of any sort that has been asserted by anyone adverse to the rights of the Company or any subsidiary under any of the leases or subleases mentioned above, or affecting or questioning the rights of the Company or such subsidiary to the continued possession of the leased or subleased premises under any such lease or sublease.

(xxv)  Title to Intellectual Property. Except as described in the Registration Statement, the General Disclosure Package and the Final Prospectus, the Company owns or has valid, binding and enforceable licenses or other rights under the patents, patent applications, licenses, inventions, copyrights, know how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), trademarks, service marks, trade names or other intellectual property necessary for, or used in the conduct, or the proposed conduct, of the business of the Company in the manner described in the Registration Statement, the General Disclosure Package and the Final Prospectus (collectively, the "Intellectual Property"), except where the failure to so own or possess such Intellectual Property rights would not, singly or in the aggregate, have a Material Adverse Effect; the patents, trademarks, and copyrights, if any, included within the Intellectual Property are valid, enforceable, and subsisting; other than as disclosed in the Registration Statement, the General Disclosure Package and the Final Prospectus, (A) the Company is not obligated to pay a material royalty, grant a license to, or provide other material consideration to any third party in connection with the Intellectual Property, (B) the Company has not received any notice of any claim of infringement, misappropriation or conflict with any asserted rights of others with respect to any of the Company's drug candidates, processes or Intellectual Property, (C) to the knowledge of the Company, neither the sale nor use of any of the discoveries, inventions, drug candidates or processes of the Company referred to in the Registration Statement, the General Disclosure Package or the Final Prospectus do or will, infringe, misappropriate or violate any right or valid patent claim of any third party, and (D) to the knowledge of the Company, no third party has any ownership right in or to any Intellectual Property that is owned by the Company, other than any co-owner of any patent constituting Intellectual Property who is listed on the records of the U.S. Patent and Trademark Office (the "USPTO") and any co-owner of any patent application constituting Intellectual Property who is named in such patent application, and, to the knowledge of the Company, no third party has any ownership right in or to any Intellectual Property in any field of use that is exclusively licensed to the Company, other than any licensor to the Company of such Intellectual Property.

(xxvi)  Patents and Patent Applications. All patents and patent applications owned by or licensed to the Company or under which the Company has rights have, to the knowledge of the Company, been duly and properly filed and maintained, except where the failure to do so would not, singly or in the aggregate, have a Material Adverse Effect; to the knowledge of the Company, the parties prosecuting such applications have complied with their duty of candor and disclosure to the USPTO in connection with such applications; and the Company is not aware of any facts required to be disclosed to the USPTO that were not disclosed to the USPTO and which would preclude the grant of a patent in connection with any such application or would reasonably be expected to form the basis of a finding of invalidity with respect to any patents that have issued with respect to such applications.

(xxvii)  FDA Compliance. Except as described in the Registration Statement, the General Disclosure Package and the Final Prospectus, or would not, singly or in the aggregate, result in a Material Adverse Effect, the Company: (A) is and at all times has been in material compliance with all statutes, rules or regulations of the FDA and other comparable Governmental Entities applicable to the ownership, testing, development, manufacture, packaging, processing, use, distribution, marketing, labeling, promotion, sale, offer for sale, storage, import, export or disposal of any product under development, manufactured or distributed by the Company ("Applicable Laws"); (B) has not received any FDA Form 483, notice of adverse finding, warning letter, untitled letter or other correspondence or notice from the FDA or any Governmental Entity alleging or asserting material noncompliance with any Applicable Laws or any licenses, certificates, approvals, clearances, exemptions, authorizations, permits and supplements or amendments thereto required by any such Applicable Laws ("Authorizations"); (C) possesses all material Authorizations and such Authorizations are valid and in full force and effect and the Company is not in material violation of any term of any such Authorizations; (D) has not received notice of any claim, action, suit, proceeding, hearing, enforcement, investigation, arbitration or other action from the FDA or any Governmental Entity or third party alleging that any product operation or activity is in material violation of any Applicable Laws or Authorizations and has no knowledge that the FDA or any Governmental Entity or third party is considering any such claim, litigation, arbitration, action, suit, investigation or proceeding; (E) has not received notice that the FDA or any Governmental Entity has taken, is taking or intends to take action to limit, suspend, modify or revoke any material Authorizations and has no knowledge that the FDA or any Governmental Entity is considering such action; and (F) has filed, obtained, maintained or submitted all material reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments as required by any Applicable Laws or Authorizations and that all such reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments were materially complete and correct on the date filed (or were corrected or supplemented by a subsequent submission).

(xxviii)  Environmental Laws. Except as described in the Registration Statement, the General Disclosure Package and the Final Prospectus or would not, singly or in the aggregate, result in a Material Adverse Effect, (A) neither the Company nor its subsidiaries is in violation of any federal, state, local or foreign statute, law, rule, regulation, ordinance, code, policy or rule of common law or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent, decree or judgment, relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products, asbestos-containing materials or mold that are applicable to their businesses (collectively, "Hazardous Materials") or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, "Environmental Laws"), (B) the Company and its subsidiaries have all permits, authorizations and approvals required under any applicable Environmental Laws and are each in compliance with their requirements, (C) there are no pending or, to the knowledge of the Company threatened, administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigation or proceedings relating to any Environmental Law against the Company or its subsidiaries and (D) there are no events or circumstances that would reasonably be expected to form the basis of an order for clean-up or remediation, or an action, suit or proceeding by any private party or Governmental Entity, against or affecting the Company or its subsidiaries relating to Hazardous Materials or any Environmental Laws.

(xxix)  Accounting Controls. The Company and its subsidiaries maintain effective internal control over financial reporting (as defined under Rule 13-a15 and 15d-15 under the Exchange Act), and a system of internal accounting controls sufficient to provide reasonable assurances that (A) transactions are executed in accordance with management's general or specific authorization; (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain accountability for assets; (C) access to assets is permitted only in accordance with management's general or specific authorization; and (D) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Except as described in the Registration Statement, the General Disclosure Package and the Final Prospectus, since the end of the Company's most recent audited fiscal year, there has been (1) no material weakness in the Company's internal control over financial reporting (whether or not remediated) and (2) no change in the Company's internal control over financial reporting that has materially adversely affected, or is reasonably likely to materially adversely affect, the Company's internal control over financial reporting.

(xxx)  Tests and Preclinical and Clinical Trials. The studies, tests and preclinical and clinical trials conducted by or, to the Company's knowledge, on behalf of the Company were and, if still ongoing, are being conducted in all material respects in accordance with experimental protocols, procedures and controls pursuant to accepted professional scientific standards and all Authorizations and Applicable Laws, including, as applicable, without limitation, the Federal Food, Drug and Cosmetic Act and the rules and regulations promulgated thereunder; the descriptions of the results of such studies, tests and trials contained in the Registration Statement, the General Disclosure Package and the Final Prospectus are, to the Company's knowledge, accurate and complete in all material respects and fairly present the data derived from such studies, tests and trials; except to the extent disclosed in the Registration Statement, the General Disclosure Package and the Final Prospectus, or would not, singly or in the aggregate, result in a Material Adverse Effect, the Company is not aware of any studies, tests or trials, the results of which the Company believes reasonably call into question the study, test, or trial results described or referred to in the Registration Statement, the General Disclosure Package and the Final Prospectus when viewed in the context in which such results are described and the clinical state of development; and, except to the extent disclosed in the Registration Statement, the General Disclosure Package or the Final Prospectus, the Company has not received any notices or correspondence from the FDA or any Governmental Entity requiring the termination or suspension of any studies, tests or preclinical or clinical trials conducted by or on behalf of the Company, other than ordinary course communications with respect to modifications in connection with the design and implementation of such trials, copies of which communications have been made available to you.

(xxxi)  Payment of Taxes. All federal, provincial and foreign income tax returns of the Company and its subsidiaries required by law to be filed have been filed (in Canada, the United States and otherwise) and all taxes shown by such returns or otherwise assessed, which are due and payable, have been paid (except as would not, singly or in the aggregate, result in a Material Adverse Effect), except assessments against which appeals have been or will be promptly taken and as to which adequate reserves have been provided. The Company and its subsidiaries have otherwise filed all other tax returns that are required to have been filed by them pursuant to applicable foreign, state, local or other law except insofar as the failure to file such returns would not, singly or in the aggregate, result in a Material Adverse Effect, and have paid all taxes due pursuant to such returns or pursuant to any assessment received by the Company and its subsidiaries, except for such taxes, if any, as are being contested in good faith and as to which adequate reserves have been established by the Company. The charges, accruals and reserves on the books of the Company in respect of any income and corporation tax liability for any years not finally determined are adequate to meet any assessments or re-assessments for additional income tax for any years not finally determined, except to the extent of any inadequacy that would not, singly or in the aggregate, result in a Material Adverse Effect.

(xxxii)  Insurance. The Company and its subsidiaries carry or are entitled to the benefits of insurance, with financially sound and reputable insurers, in such amounts and covering such risks as is generally maintained by companies of established repute engaged in the same or similar business, and all such insurance is in full force and effect. The Company has no reason to believe that it or its subsidiaries will not be able (A) to renew its existing insurance coverage as and when such policies expire or (B) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted and at a cost that would not, singly or in the aggregate, result in a Material Adverse Effect. Neither of the Company nor its subsidiaries has been denied any insurance coverage which it has sought or for which it has applied.

(xxxiii)  Investment Company Act. Neither the Company nor any subsidiary is and, after giving effect to the offering and sale of the Securities and the application of the proceeds thereof, neither of them will be, required to be registered as an "investment company" pursuant to the Investment Company Act of 1940, as amended, or a "controlled foreign corporation", as defined in the Internal Revenue Code of 1986, as amended.

(xxxiv)  Absence of Manipulation. Neither the Company nor any affiliate of the Company has taken, nor will the Company or any affiliate take, directly or indirectly, any action which is designed, or would be expected, to cause or result in, or which constitutes, the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Securities or to result in a violation of Regulation M under the Exchange Act or Canadian Securities Laws.

(xxxv)  Foreign Corrupt Practices Act. None of the Company, its subsidiaries or, to the knowledge of the Company, any director, officer, agent, employee, affiliate or other person acting on behalf of the Company or its subsidiaries is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the "FCPA"), including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any "foreign official" (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA and the Company and, to the knowledge of the Company, its affiliates have conducted their businesses in compliance with the FCPA and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

(xxxvi) Money Laundering Laws. To the knowledge of the Company, the operations of the Company and its subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Entity (collectively, the "Money Laundering Laws"); and no action, suit or proceeding by or before any Governmental Entity involving the Company or its subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(xxxvii) OFAC. None of the Company, its subsidiaries or, to the knowledge of the Company, any director, officer, agent, employee, affiliate or representative of the Company or its subsidiaries is an individual or entity ("Person") currently the subject or target of any sanctions administered or enforced by the United States Government, including, without limitation, the U.S. Department of the Treasury's Office of Foreign Assets Control, the United Nations Security Council, the European Union, Her Majesty's Treasury, or other relevant sanctions authority (collectively, "Sanctions"), nor is the Company located, organized or resident in a country or territory that is the subject of Sanctions; and the Company will not directly or indirectly use the proceeds of the sale of the Securities, or knowingly lend, contribute or otherwise make available such proceeds to any subsidiaries, joint venture partners or other Person, to fund any activities of or business with any Person, or in any country or territory, that, at the time of such funding, is the subject of Sanctions or in any other manner that will result in a violation by any Person (including any Person participating in the transaction, whether as underwriter, advisor, investor or otherwise) of Sanctions.

(xxxviii) No Transfer Taxes or Other Fees. No stamp or other issuance or transfer taxes or duties, levies, deductions, or charges are payable by, or required to be withheld on behalf of, the Underwriters to Canada or any political subdivision or taxing authority thereof or therein in connection with (A) the execution, delivery or performance of this Agreement or (B) the issuance, sale or delivery of the Securities to the Underwriters or the resale of Securities by an underwriter to U.S. residents; assuming that the Underwriters are not otherwise subject to taxation in Canada, no capital gains, income or other taxes are payable by or on behalf of the Underwriters to Canada or any political subdivision or taxing authority thereof or therein in connection with (1) the execution, delivery or performance of this Agreement or (2) the issuance, sale or delivery of the Securities to the Underwriters or the resale of Securities by an Underwriter to U.S. residents.

(xxxix) Foreign Private Issuer. The Company is a "foreign private issuer" as defined in Rule 405 under the Securities Act.

(xl)  Reporting Requirements. The Company is a reporting issuer under the securities laws of each of the Qualifying Provinces that recognizes the concept of a reporting issuer, is not in default under applicable Canadian Securities Laws and is not on the list of defaulting reporting issuers maintained by the Canadian Qualifying Authorities in each such province that maintains such a list; the Company is in compliance, in all material respects, with its obligations under the rules of the NASDAQ Capital Market and the Toronto Stock Exchange; and the Company has not filed any confidential material change reports with any of the Canadian Qualifying Authorities that remain confidential at the date hereof.

(xli)  Related Party Transactions. There are no business relationships or related-party transactions involving the Company, any subsidiary or any other person required by the Securities Act to be described in the Final Prospectus that have not been described as required.

(xlii)  Jurisdiction. Neither the Company nor any of its subsidiaries nor any of its or their properties or assets has any immunity from the jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution or otherwise) under the laws of Canada and the laws of the Province of British Columbia. The irrevocable and unconditional waiver and agreement of the Company contained in this Agreement not to plead or claim any such immunity in any legal action, suit or proceeding based on this Agreement is valid and binding under the laws of Canada and the laws of the Province of British Columbia. The choice of the law of the State of New York as the governing law of this Agreement is a valid choice of law under the laws of Canada, and the Company is not aware of any basis for avoiding the choice on the grounds of British Columbia public policy, as that term is understood under the laws of the Province of British Columbia and the laws of Canada applicable therein. The Company has the power to submit, and has legally, validly, effectively and irrevocably submitted, to the personal jurisdiction of each New York State and United States Federal court sitting in The City of New York and has validly and irrevocably waived any objection to the laying of venue of any suit, action or proceeding brought in any such court.

(xliii)  Activities in Canada. Neither the Company, nor to the knowledge of the Company any person acting on behalf of the Company, has directly or indirectly offered, sold or delivered the Securities (A) in violation of the requirements of the Toronto Stock Exchange or (B) in Canada or to persons who it knows are acting on the behalf of persons in Canada or to any person whom it believes intends to reoffer, resell or deliver the Securities in Canada or to any persons in Canada or acting on the behalf of persons in Canada, or otherwise has solicited or will solicit such persons or has done or will do any act in furtherance of the foregoing. Without limiting the generality of the foregoing, other than filings or disclosures required to be made with or by the Toronto Stock Exchange, the Ontario Securities Commission and other Canadian provincial securities regulators pursuant to Canadian Securities Laws, neither the Company, nor any person acting on behalf of the Company, has or will conduct road shows, seminars or similar activities in Canada in furtherance of the distribution of the Securities nor has it taken or will it take any other action for the purpose of, or that could reasonably be expected to have the effect of, preparing the market in Canada, or creating a demand in Canada, for the Securities.

(xliv)  Lending Relationship. Except as disclosed in the Registration Statement, the General Disclosure Package and the Final Prospectus, the Company (A) does not have any material lending or other relationship with any banking or lending affiliate of any Underwriter and (B) does not intend to use any of the proceeds from the sale of the Securities to repay any outstanding debt owed to any affiliate of any Underwriter.

(xlv)  Statistical and Market-Related Data. Any statistical and market-related data included or incorporated by reference in the Registration Statement, the General Disclosure Package or the Final Prospectus are based on or derived from sources that the Company believes, after reasonable inquiry, to be reliable and accurate and, to the extent required, the Company has obtained the written consent to the use of such data from such sources.

(xlvi)  Rating. The Company has no debt securities or preferred shares that are rated by any "nationally recognized statistical rating organization" (as that term is defined by the Commission for purposes of Rule 436(g)(2) under the Securities Act).

(xlvii)  Preferred Shares. The Preferred Shares will be convertible into the Conversion Shares in accordance with the terms of the Preferred Shares set forth in the Articles. The aggregate number of Conversion Shares into which the Preferred Shares may be converted (the "Maximum Number of Conversion Shares") has been and will be duly authorized and reserved for issuance by the Company and such Conversion Shares, when issued upon such conversion or delivery (as the case may be) in accordance with the terms of the Preferred Shares set forth in the Articles, will be validly issued, fully paid and non-assessable, will conform in all material respects to the descriptions thereof in the Registration Statement, the General Disclosure Package and the Final Prospectus and will not be subject to any preemptive or similar rights, other than as disclosed to the Underwriters and in respect of which enforceable waivers have been received by the Company.

(xlviii)  Cybersecurity. To the Company's knowledge, there has been no material security breach or other material compromise of or relating to any of the Company's information technology and computer systems, networks, hardware, software, data (including the data of their respective customers, employees, suppliers, vendors and any third party data maintained by or on behalf of them), equipment or technology (collectively, "IT Systems and Data") and (A) the Company has not been notified of, and has no knowledge of any event or condition that would reasonably be expected to result in, any material security breach or other material compromise to its IT Systems and Data; (B) the Company is presently in compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Data and to the protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification, except as would not, in the case of this clause (B), individually or in the aggregate, have a Material Adverse Effect; and (C) the Company has implemented appropriate backup technology.

(xliv)  Privacy Laws.  The Company and its subsidiaries are, and at all prior times were, in material compliance with all applicable data privacy and security laws and regulations, including, without limitation, the Health Insurance Portability and Accountability Act ("HIPAA"), as amended by the Health Information Technology for Economic and Clinical Health Act (the "HITECH Act") (42 U.S.C. Section 17921 et seq.) (collectively, "Privacy Laws").  To ensure compliance with the Privacy Laws, the Company and its subsidiaries have in place, comply with, and take appropriate steps reasonably designed to ensure compliance in all material respects with their policies and procedures relating to data privacy and security and the collection, storage, use, disclosure, handling and analysis of Personal Data (the "Policies").  The Company provides accurate notice of its Policies to its customers, employees, third party vendors and representatives.  The Policies provide accurate and sufficient notice of the Company's then-current privacy practices relating to its subject matter and such Policies do not contain any material omissions of the Company's then-current privacy practices.  "Personal Data" means: (i) a natural persons' name, street address, telephone number, email address, photograph, social security number, bank information, or customer or account number; (ii) any information which would qualify as "personally identifying information" under the Federal Trade Commission Act, as amended; (iii) Protected Health Information as defined by HIPAA; and (iv) any other piece of information that allows the identification of such natural person, or his or her family, or permits the collection or analysis of any data related to an identified person's health or sexual orientation.  None of such disclosures made or contained in any of the Policies have been inaccurate, misleading, deceptive or in violation of any Privacy Laws or Policies in any material respect.  The execution, delivery and performance of this Agreement or any other agreement referred to in this Agreement will not result in a breach of any Privacy Laws or Policies.  Neither the Company nor any of its subsidiaries, (A) has received notice of any actual or potential liability under or relating to, or actual or potential violation of, any of the Privacy Laws, and has no knowledge of any event or condition that would reasonably be expected to result in any such notice, (B) is currently conducting or paying for, in whole or in part, any investigation, remediation or other corrective action pursuant to any Privacy Law, or (C) is a party to any order, decree, or agreement that imposed any obligation or liability under any Privacy Law.

(b)  Officer's Certificates. Any certificate signed by any officer of the Company delivered to the Representative or to counsel for the Underwriters shall be deemed a representation and warranty by the Company to each Underwriter as to the matters covered thereby subject to the qualifications and limitations set out in such certificates.

SECTION 2. Sale and Delivery to Underwriters; Closing.

(a)  Initial Securities. On the basis of the representations and warranties herein contained and subject to the terms and conditions herein set forth, the Company agrees to sell to each Underwriter, severally and not jointly, and each Underwriter, severally and not jointly, agrees to purchase from the Company, at the price per share set forth in Schedule A, that number of Initial Securities set forth in Schedule A opposite the name of such Underwriter, plus any additional number of Initial Securities which such Underwriter may become obligated to purchase pursuant to the provisions of Section 10 hereof, subject, in each case, to such adjustments among the Underwriters as the Representative in its sole discretion shall make to eliminate any sales or purchases of fractional shares.

(b)  Option Securities. In addition, on the basis of the representations and warranties herein contained and subject to the terms and conditions herein set forth, the Company hereby grant(s) an option to the Underwriters, severally and not jointly, to purchase up to an additional 5,547,272 Common Shares, at the price per share set forth in Schedule A, less an amount per share equal to any dividends or distributions declared by the Company and payable on the Initial Securities but not payable on the Option Securities. The option hereby granted may be exercised for 30 days after the date hereof and may be exercised in whole or in part at any time from time to time upon notice by the Representative to the Company setting forth the number of Option Securities as to which the several Underwriters are then exercising the option and the time and date of payment and delivery for such Option Securities. Any such time and date of delivery (a "Date of Delivery") shall be determined by the Representative, but any Date of Delivery after the Closing Time shall not be later than seven full business days nor earlier than two full business days after the exercise of said option, nor in any event prior to the Closing Time. If the option is exercised as to all or any portion of the Option Securities, each of the Underwriters, acting severally and not jointly, will purchase that proportion of the total number of Option Securities then being purchased which the number of Initial Securities set forth in Schedule A opposite the name of such Underwriter bears to the total number of Initial Securities, subject, in each case, to such adjustments as the Representative in its sole discretion shall make to eliminate any sales or purchases of fractional shares.

(c)  Payment. Payment of the purchase price for, and delivery of certificates for, the Initial Securities shall be made at the offices of Morgan, Lewis & Bockius LLP, 101 Park Avenue, New York, New York 10178, or at such other place as shall be agreed upon by the Representative and the Company, at 9:00 A.M. (New York City time) on the third business day after the date hereof (unless postponed in accordance with the provisions of Section 10), or such other time not later than ten business days after such date as shall be agreed upon by the Representative and the Company (such time and date of payment and delivery being herein called "Closing Time"). Delivery of the Common Shares at the Closing Time shall be made through the facilities of The Depository Trust Company unless the Representative shall otherwise instruct and delivery of the Preferred Shares shall be in certificated form.

In addition, in the event that any or all of the Option Securities are purchased by the Underwriters, payment of the purchase price for, and delivery of certificates for, such Option Securities shall be made at the above-mentioned offices, or at such other place as shall be agreed upon by the Representative and the Company, on each Date of Delivery as specified in the notice from the Representative to the Company. Delivery of the Option Securities on each such Date of Delivery shall be made through the facilities of The Depository Trust Company unless the Representative shall otherwise instruct.

Payment shall be made to the Company by wire transfer of immediately available funds to a bank account designated by the Company against delivery to the Representative for the respective accounts of the Underwriters of certificates for the Securities to be purchased by them. It is understood that each Underwriter has authorized the Representative, for its accounts, to accept delivery of, receipt for, and make payment of the purchase price for, the Securities which it has agreed to purchase. Cowen may (but shall not be obligated to) make payment of the purchase price for the Securities to be purchased by any Underwriter whose funds have not been received by the Closing Time or the relevant Date of Delivery, as the case may be, but such payment shall not relieve such Underwriter from its obligations hereunder.

(d)  Restrictions. Each Underwriter represents that it has not offered or sold, directly or indirectly, and covenants and agrees that it shall not, directly or indirectly, offer, sell or deliver any of the Securities purchased by it under this Agreement to any person in Canada or on the Toronto Stock Exchange or to persons who it knows are acting on behalf of any person in Canada or to any person whom it believes intends to reoffer, resell or deliver the Securities in Canada or to any person in Canada or acting on the behalf of any person in Canada, or has done or will do any act in furtherance of the foregoing, and that it shall not, directly or indirectly, advertise or solicit offers to purchase or sell Securities in Canada. In addition, each Underwriter shall include a comparable provision in any sub-underwriting, banking group or selling group agreement or similar agreement with respect to the Securities that may be entered into by such Underwriter.

SECTION 3. Covenants of the Company. The Company covenants with each Underwriter as follows:

(a)  Compliance with Securities Regulations and Commission Requests. During the period beginning on the date of this Agreement and ending on the latest of any Date of Delivery and the expiry of the period in which a prospectus is required by law to be delivered by the Underwriters or a dealer in connection with the distribution of Securities contemplated by the Final Prospectus: (i) to make no further amendment or supplement to the Registration Statement or any amendment or supplement to the Final Prospectus without the consent of the Representative; (ii) to advise the Representative promptly after it receives notice thereof, of the time when any amendment to the Registration Statement has been filed or becomes effective or any supplement or amendment to the Final Prospectus has been filed and to furnish the Representative with copies thereof; (iii) to file promptly all reports required to be filed by the Company with the Commission or with the Canadian Qualifying Authorities to comply with Canadian Securities Laws and with the Toronto Stock Exchange or the NASDAQ Capital Market, to procure and ensure the continued listing of the Common Shares (including the Common Shares underlying the Securities) thereon subsequent to the date of the Canadian Final Prospectus and for so long as the delivery of a prospectus is required in connection with the offering or sale of the Securities; (iv) for so long as the delivery of a prospectus is required in connection with the offering or sale of the Securities, to provide the Representative with a copy of such reports and statements and other documents as are filed by the Company pursuant to Section 13, 14 or 15(d) of the Exchange Act or pursuant to the Canadian Securities Laws and to promptly notify the Underwriters of such filing; (v) to advise the Representative, promptly after it receives notices thereof, of (y) any request by the Canadian Qualifying Authorities or the Commission to amend or supplement the Registration Statement, the Canadian Base Prospectus, the U.S. Base Prospectus, the U.S. Final Prospectus, the Canadian Final Prospectus or any Issuer Free Writing Prospectus, if any, or for additional information with respect thereto, or (z) the issuance by the Commission or the Canadian Qualifying Authorities of any stop order suspending the effectiveness of the Registration Statement or the Final Prospectus, respectively, or the institution or threatening of any proceeding for any such purpose; (vi) to advise the Representative promptly after it becomes aware of any event which could reasonably be likely to require the making of any change in the Final Prospectus, if any, then being used so that the Final Prospectus would (y) constitute full, true and plain disclosure of all material facts relating to the Securities and (z) not include an untrue statement of material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they are made, not misleading, and, during such time, subject to Section 4(d) hereof, to prepare and furnish promptly to the Representative, at the Company's expense, such amendments or supplements to the Final Prospectus, as may be necessary to reflect any such change; and (vii) in the event the Commission shall issue any order suspending the effectiveness of the Registration Statement or the Canadian Qualifying Authorities shall issue any cease trading order, promptly to use its reasonable best efforts to obtain the withdrawal of such order at the earliest practicable moment; and to use its reasonable best efforts to prevent the issuance of any such order.

(b)  Continued Compliance with Securities Laws. To comply with the requirements of the Shelf Procedures and General Instruction II.L of Form F-10 and file the Canadian Final Prospectus with the Canadian Qualifying Authorities on the earlier of the first date the Canadian Final Prospectus is delivered to the Underwriters and the day which is two business days following the date of this Agreement, and the U.S. Final Prospectus with the Commission one business day following the filing of the Canadian Final Prospectus with the Canadian Qualifying Authorities. If during the period in which a prospectus is required by law to be delivered by an Underwriter or a dealer in connection with the distribution of Securities contemplated by the Final Prospectus, any event shall occur that makes any statement made in the Registration Statement, the U.S. Final Prospectus, the Canadian Prospectus or the Issuer Free Writing Prospectus, if any, untrue or that as a result of which, in the reasonable opinion of the Underwriters or counsel for the Underwriters, it becomes necessary to amend or supplement the Registration Statement in order to make the statements therein not misleading, or the U.S. Final Prospectus or the Canadian Prospectus in order to (i) constitute full, true and plain disclosure of all material facts required to be stated therein and (ii) make the statements therein, in the light of the circumstances in which they are made, not misleading, or, if it is necessary at any time to amend or supplement the Registration Statement, the U.S. Final Prospectus, the Canadian Prospectus or the Issuer Free Writing Prospectus, if any, to comply with any applicable law, the Company promptly will prepare and file with the Commission and the Canadian Qualifying Authorities, and furnish at its own expense to the Representative, an appropriate amendment to the Registration Statement or supplement to the U.S. Final Prospectus, Canadian Prospectus or the Issuer Free Writing Prospectus, if any, so that the Registration Statement as so amended or the U.S. Final Prospectus or the Canadian Prospectus, as so amended or supplemented will (A) constitute full, true and plain disclosure of all material facts required to be stated therein and (B) not, in the light of the circumstances when it is so delivered, be misleading, or so that the Registration Statement, U.S. Final Prospectus or the Canadian Prospectus will comply with such law. Before amending the Registration Statement or amending or supplementing the U.S. Final Prospectus or the Canadian Prospectus in connection with the Offering, the Company will furnish the Representative with a copy of such proposed amendment or supplement and will not file such amendment or supplement to which the Representative reasonably objects.

(c)  [Reserved]

(d)  General Disclosure Package. If the General Disclosure Package is being used to solicit offers to buy the Securities at a time when the Final Prospectus is not yet available and any event shall occur as a result of which, in the judgment of the Company or in the reasonable opinion of the Representative, it becomes necessary to amend or supplement the General Disclosure Package in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, or to make the statements therein not conflict with the information contained or incorporated by reference in the Registration Statement then on file and not superseded or modified, or if it is necessary at any time to amend or supplement the General Disclosure Package to comply with the Securities Act, the Exchange Act and Canadian Securities Law, the Company promptly will either (A) prepare, file with the Commission and the Canadian Qualifying Authorities (if required) and furnish to the Underwriters and any dealers an appropriate amendment or supplement to the General Disclosure Package or (B) prepare and file with the Canadian Qualifying Authorities (if required) and the Commission an appropriate filing under the Exchange Act which shall be incorporated by reference in the General Disclosure Package so that the General Disclosure Package as so amended or supplemented will not, in the light of the circumstances under which they were made, be misleading or conflict with the Registration Statement then on file, or so that the General Disclosure Package will comply with law the Securities Act, the Exchange Act and Canadian Securities Law, as applicable.

(e)  Blue Sky Qualifications. The Company will use its best efforts, in cooperation with the Underwriters, to qualify the Securities for offering and sale under the applicable securities laws of such states and other jurisdictions (domestic or foreign) as the Representative may reasonably designate and to maintain such qualifications in effect so long as required to complete the distribution of the Securities; provided, however, that the Company shall not be obligated to file any general consent to service of process or to qualify as a foreign corporation or as a dealer in securities in any jurisdiction in which it is not so qualified or to subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subject.

(f)  Rule 158. The Company will timely file such reports pursuant to the Exchange Act as are necessary in order to make generally available to its securityholders as soon as practicable an earnings statement for the purposes of, and to provide to the Underwriters the benefits contemplated by, the last paragraph of Section 11(a) of the Securities Act.

(g)  Use of Proceeds. The Company will use the net proceeds received by it from the sale of the Securities in all material respects in the manner specified in the Registration Statement, the General Disclosure Package and the Final Prospectus under "Use of Proceeds."

(h)  Listing. The Company will use its best efforts to effect and maintain the listing of the Common Shares (including the Common Shares underlying the Securities) on the NASDAQ Capital Market and the Toronto Stock Exchange.

(i)  Restriction on Sale of Securities. During a period of 90 days from the date of the Final Prospectus, the Company will not, without the prior written consent of the Representative, (i) directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any Common Shares, Preferred Shares or any securities convertible into or exercisable or exchangeable for Common Shares or Preferred Shares or file any registration statement under the Securities Act with respect to any of the foregoing or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Common Shares or Preferred Shares, whether any such swap or transaction described in clause (i) or (ii) above is to be settled by delivery of Common Shares, Preferred Shares or such other securities, in cash or otherwise. The foregoing sentence shall not apply to (A) the Securities to be sold hereunder, (B) any Common Shares or Preferred Shares issued by the Company upon the exercise of an option or warrant or the conversion of a security outstanding on the date hereof and referred to in the Registration Statement, the General Disclosure Package and the Final Prospectus, (C) any Common Shares or Preferred Shares issued or options to purchase Common Shares or Preferred Shares granted pursuant to existing employee benefit plans of the Company referred to in the Registration Statement, the General Disclosure Package and the Final Prospectus; (D) any Common Shares or Preferred Shares issued pursuant to any existing non-employee director stock plan or dividend reinvestment plan referred to in the Registration Statement, the General Disclosure Package and the Final Prospectus; (E) the filing by the Company of any registration statement on Form S-8 or a successor form thereto; or (F) transfers of Common Shares or Preferred Shares to the Company for the primary purpose of satisfying any tax or other governmental withholding obligation with respect to Common Shares or Preferred Shares, as applicable, issued upon the exercise of an option or warrant or the conversion of a security.

(j)  Reporting Requirements. The Company, during the period when a prospectus relating to the Securities is (or, but for the exception afforded by Rule 172, would be) required to be delivered under the Securities Act, will file all documents required to be filed with (i) the Commission pursuant to the Exchange Act within the time periods required by the Exchange Act and (ii) the Ontario Securities Commission and other applicable Canadian Qualifying Authorities pursuant to Canadian Securities Laws. Additionally, the Company shall report the use of proceeds from the issuance of the Securities as may be required under Rule 463 under the Securities Act.

(k)  Issuer Free Writing Prospectus. The Company agrees that, unless it obtains the prior written consent of the Representative, it will not make any offer relating to the Securities that would constitute an Issuer Free Writing Prospectus or that would otherwise constitute a "free writing prospectus," or a portion thereof, required to be filed by the Company with the Commission or retained by the Company under Rule 433; provided that the Representative will be deemed to have consented to the Issuer Free Writing Prospectus listed on Schedule B-2 hereto and any "road show that is a written communication" within the meaning of Rule 433(d)(8)(i) that has been reviewed by the Representative. The Company represents that it has treated or agrees that it will treat each such free writing prospectus consented to, or deemed consented to, by the Representative as an "issuer free writing prospectus," as defined in Rule 433, and that it has complied and will comply with the applicable requirements of Rule 433 with respect thereto, including timely filing with the Commission where required, legending and record keeping. If at any time following issuance of an Issuer Free Writing Prospectus there occurred or occurs an event or development as a result of which such Issuer Free Writing Prospectus conflicted or would conflict with the information contained in the Registration Statement, any preliminary prospectus or the Final Prospectus or included or would include an untrue statement of a material fact or omitted or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances existing at that subsequent time, not misleading, the Company will promptly notify the Representative and will promptly amend or supplement, at its own expense, such Issuer Free Writing Prospectus to eliminate or correct such conflict, untrue statement or omission.

(l)  Testing-the-Waters Materials. If at any time following the distribution of any Written Testing-the-Waters Communication there occurred or occurs an event or development as a result of which such Written Testing-the-Waters Communication included or would include an untrue statement of a material fact or omitted or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances existing at that subsequent time, not misleading, the Company will promptly notify the Representative and will promptly amend or supplement, at its own expense, such Written Testing-the-Waters Communication to eliminate or correct such untrue statement or omission.

(m)  Emerging Growth Company Status. The Company will promptly notify the Representative if the Company ceases to be an Emerging Growth Company at any time prior to the later of (i) completion of the distribution of the Securities within the meaning of the Securities Act and (ii) completion of the 90-day restricted period referred to in Section 3(i).

            (n)  Conversion Shares. To reserve at all times during the period from and including the Closing Time through and including the date on which no shares of Preferred Shares remain outstanding, a number of Conversion Shares equal to the Maximum Number of Conversion Shares less the aggregate number of Conversion Shares issued in connection with the conversion of Preferred Shares during such period.

SECTION 4. Payment of Expenses.

(a)  Expenses. The Company will pay or cause to be paid all expenses incident to the performance of its obligations under this Agreement, including (i) the preparation, printing and filing of the Registration Statement (including financial statements and exhibits) as originally filed and each amendment thereto, (ii) the preparation, printing and delivery to the Underwriters of copies of each preliminary prospectus, each Issuer Free Writing Prospectus and the Final Prospectus and any amendments or supplements thereto and any costs associated with electronic delivery of any of the foregoing by the Underwriters to investors, (iii) the preparation, issuance and delivery of the certificates for the Securities to the Underwriters, including any stock or other transfer taxes and any stamp or other duties payable upon the sale, issuance or delivery of the Securities to the Underwriters, (iv) the fees and disbursements of the Company's counsel, accountants and other advisors, (v) the qualification of the Securities under securities laws in accordance with the provisions of Section 3(e) hereof, including filing fees and the reasonable and documented fees and disbursements of counsel for the Underwriters in connection therewith and in connection with the preparation of a "Blue Sky Survey" and any supplement thereto, (vi) the fees and expenses of any transfer agent or registrar for the Securities, (vii) the costs and expenses of the Company relating to investor presentations on any "road show" undertaken in connection with the marketing of the Securities, including without limitation, expenses associated with the production of road show slides and graphics, fees and expenses of any consultants engaged by the Company in connection with the road show presentations, travel and lodging expenses of the representatives and officers of the Company and any such consultants, and half the cost of aircraft and other transportation chartered in connection with the road show, (viii) the filing fees incident to, and the reasonable fees and disbursements of counsel to the Underwriters in connection with, the review by FINRA of the terms of the sale of the Securities, (ix) the fees and expenses incurred in connection with the listing of the Securities and the Conversion Shares on the NASDAQ Capital Market and the Toronto Stock Exchange, and (x) the costs and expenses (including, without limitation, any damages or other amounts payable in connection with legal or contractual liability) associated with the reforming of any contracts for sale of the Securities made by the Underwriters caused by a breach of the representation contained in the third sentence of Section 1(a)(ii).

(b)  Termination of Agreement. If this Agreement is terminated by the Representative in accordance with the provisions of Section 5 or Section 9(a) hereof, the Company shall reimburse the Underwriters for all of their reasonably documented out-of-pocket expenses, including the reasonable fees and disbursements of counsel for the Underwriters.

SECTION 5. Conditions of Underwriters' Obligations.

The obligations of the several Underwriters hereunder are subject to the accuracy of the representations and warranties of the Company contained herein or in certificates of any officer of the Company or its subsidiaries delivered pursuant to the provisions hereof, to the performance by the Company of its covenants and other obligations hereunder, and to the following further conditions:

(a)  Effectiveness of Registration Statement. No stop order or cease trade order suspending the effectiveness of the Registration Statement or any part thereof, preventing or suspending the use of the Base Prospectus, any preliminary prospectus, the Final Prospectus or any permitted Issuer Free Writing Prospectus or any part thereof shall have been issued and no proceedings for that purpose or pursuant to Section 8A under the Securities Act shall have been initiated or threatened by the Commission and/or any Canadian Qualifying Authority, and all requests for additional information on the part of the Commission and/or any Canadian Qualifying Authority (to be included or incorporated by reference in the Registration Statement or the Final Prospectus or otherwise) shall have been complied with to the reasonable satisfaction of the Representative; each Issuer Free Writing Prospectus, if any, and the Final Prospectus shall have been filed with the Commission and the Canadian Qualifying Authorities, as applicable, within the applicable time period prescribed for such filing by, and in compliance with, the Securities Act.

(b)  Opinion of Counsel for Company. At the Closing Time, the Representative shall have received the opinion, and negative assurance letter, each dated the Closing Time, of Goodwin Procter LLP, U.S. counsel for the Company, together with the opinions of Baker & McKenzie LLP and local Canadian counsel in respect of matters governed by laws of the Province of British Columbia, each in form and substance satisfactory to counsel for the Underwriters, together with signed or reproduced copies of such letter for each of the other Underwriters to the effect agreed by the Company and the Representative.

(c)  Opinion of Counsel for Underwriters. At the Closing Time, the Representative shall have received the opinion and negative assurance letter, each dated the Closing Time, of Morgan, Lewis & Bockius LLP, U.S. counsel for the Underwriters, together with the opinion of Blake, Cassels & Graydon LLP, Canadian counsel for the Underwriters, together with signed or reproduced copies of such letter for each of the other Underwriters with respect to such matters as the Representative may reasonably request. In giving such opinion such U.S. counsel may rely, as to all matters governed by the laws of jurisdictions other than the law of the State of New York, the General Corporation Law of the State of Delaware and the federal securities laws of the United States, upon the opinions of counsel satisfactory to the Representative. Such counsel may also state that, insofar as such opinion involves factual matters, they have relied, to the extent they deem proper, upon certificates of officers and other representatives of the Company and its subsidiaries and certificates of public officials.

(d)  Officers' Certificate. At the Closing Time, there shall not have been, since the date hereof or since the respective dates as of which information is given in the Registration Statement, the General Disclosure Package or the Final Prospectus, any material adverse change in the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the Company and its subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business, and the Representative shall have received a certificate of the President and Chief Executive Officer of the Company and of the Chief Financial Officer of the Company, dated the Closing Time, to the effect that (i) there has been no such material adverse change, (ii) the representations and warranties of the Company in this Agreement are true and correct with the same force and effect as though expressly made at and as of the Closing Time, (iii) the Company has complied with all agreements and satisfied all conditions on its part to be performed or satisfied at or prior to the Closing Time, and (iv) no stop order suspending the effectiveness of the Registration Statement under the Securities Act has been issued, no order preventing or suspending the use of any preliminary prospectus or the Final Prospectus has been issued and no proceedings for any of those purposes have been instituted or are pending or, to their knowledge, contemplated.

(e)  Accountant's Comfort Letter. At the time of the execution of this Agreement, the Representative shall have received from Ernst & Young LLP a letter, dated such date, in form and substance satisfactory to the Representative, together with signed or reproduced copies of such letter for each of the other Underwriters containing statements and information of the type ordinarily included in accountants' "comfort letters" to underwriters with respect to the financial statements and certain financial information contained in the Registration Statement, the General Disclosure Package and the Final Prospectus.

(f)  Bring-down Comfort Letter. At the Closing Time, the Representative shall have received from Ernst & Young LLP a letter, dated as of the Closing Time, to the effect that they reaffirm the statements made in the letter furnished pursuant to subsection (e) of this Section, except that the specified date referred to shall be a date not more than three business days prior to the Closing Time.

(g)  Approval of Listing. At the Closing Time, the Common Shares and the Conversion Shares shall have been approved for listing on the NASDAQ Capital Market, subject only to official notice of issuance, and the Toronto Stock Exchange subject only to satisfaction of customary post-closing conditions imposed by the Toronto Stock Exchange in similar circumstances.

(h)  No Objection. FINRA has confirmed that it has not raised any objection with respect to the fairness and reasonableness of the underwriting terms and arrangements relating to the offering of the Securities.

(i)  Lock-up Agreements. At the date of this Agreement, the Representative shall have received an agreement substantially in the form of Exhibit A hereto signed by the persons listed on Schedule C hereto.

(j)  Chief Financial Officer's Certificate. At the Closing Time, the Representative shall have received a certificate of the Chief Financial Officer of the Company, dated the Closing Time, certifying certain financial information set forth in the Registration Statement, General Disclosure Package and the Final Prospectus.

(k)  Secretary's Certificate. At the Closing Time, the Representative shall have received a certificate of the Secretary of the Company, dated the Closing Time, in form and substance reasonably satisfactory to the Representative.

            (l)  Conditions to Purchase of Option Securities. In the event that the Underwriters exercise their option provided in Section 2(b) hereof to purchase all or any portion of the Option Securities, the representations and warranties of the Company contained herein and the statements in any certificates furnished by the Company and its subsidiaries hereunder shall be true and correct as of each Date of Delivery and, at the relevant Date of Delivery, the Representative shall have received:

(i)  Officers' Certificate. A certificate, dated such Date of Delivery, of the President and Chief Executive Officer of the Company and of the Chief Financial Officer of the Company confirming that the certificate delivered at the Closing Time pursuant to Section 5(d) hereof remains true and correct as of such Date of Delivery.

(ii)  Opinion of Counsel for Company. If requested by the Representative, the opinion and negative assurance letter of Goodwin Procter LLP, U.S. counsel for the Company, together with the opinions of Baker & McKenzie LLP and local Canadian counsel in respect of matters governed by laws of the Province of British Columbia, Canadian counsel for the Company, each in form and substance satisfactory to counsel for the Underwriters, dated such Date of Delivery, relating to the Option Securities to be purchased on such Date of Delivery and otherwise to the same effect as the opinion required by Section 5(b) hereof.

(iii)  Opinion of Counsel for Underwriters. If requested by the Representative, the opinion and negative assurance letter of Morgan, Lewis & Bockius LLP, U.S. counsel for the Underwriters, together with the opinion of Blake, Cassels & Graydon LLP, Canadian counsel for the Underwriters, dated such Date of Delivery, relating to the Option Securities to be purchased on such Date of Delivery and otherwise to the same effect as the opinion required by Section 5(c) hereof.

(iv)  Bring-down Comfort Letter. If requested by the Representative, a letter from Ernst & Young LLP, in form and substance satisfactory to the Representative and dated such Date of Delivery, substantially in the same form and substance as the letter furnished to the Representative pursuant to Section(f) hereof, except that the "specified date" in the letter furnished pursuant to this paragraph shall be a date not more than three business days prior to such Date of Delivery.

(v)  Chief Financial Officer's Certificate. A certificate, dated such Date of Delivery, of the Chief Financial Officer of the Company confirming that the certificate delivered at the Closing Time pursuant to Section 5(j) hereof remains true and correct as of such Date of Delivery.

(vi) Secretary's Certificate. A certificate, dated such Date of Delivery, of the Secretary of the Company confirming that the certificate delivered at the Closing Time pursuant to Section 5(k) hereof remains true and correct as of such Date of Delivery.

(m)  Additional Documents. At the Closing Time and at each Date of Delivery (if any), counsel for the Underwriters shall have been furnished with such documents and opinions as they may reasonably require for the purpose of enabling them to pass upon the issuance and sale of the Securities as herein contemplated, or in order to evidence the accuracy of any of the representations or warranties, or the fulfillment of any of the conditions, herein contained; and all proceedings taken by the Company in connection with the issuance and sale of the Securities as herein contemplated shall be reasonably satisfactory in form and substance to the Representative and counsel for the Underwriters.

(n)  Termination of Agreement. If any condition specified in this Section shall not have been fulfilled when and as required to be fulfilled, this Agreement, or, in the case of any condition to the purchase of Option Securities on a Date of Delivery which is after the Closing Time, the obligations of the several Underwriters to purchase the relevant Option Securities, may be terminated by the Representative by notice to the Company at any time at or prior to Closing Time or such Date of Delivery, as the case may be, and such termination shall be without liability of any party to any other party except as provided in Section 4 and except that Sections 1, 6, 7, 8, 13, 14, 15, 16 and 21 shall survive any such termination and remain in full force and effect.

SECTION 6. Indemnification.

(a)  Indemnification of Underwriters. The Company agrees to indemnify and hold harmless each Underwriter, its affiliates (as such term is defined in Rule 501(b) under the Securities Act (each, an "Affiliate")), its selling agents and each person, if any, who controls any Underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act as follows:

(i)  against any and all loss, liability, claim, damage and expense whatsoever, as incurred, arising out of any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement (or any amendment thereto), including the Rule 430A Information, or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading or arising out of any untrue statement or alleged untrue statement of a material fact included (A) in any preliminary prospectus, any Issuer Free Writing Prospectus, any Written Testing-the-Waters Communication, the General Disclosure Package or the Final Prospectus (or any amendment or supplement thereto), or (B) in any materials or information provided by, or with the approval of, the Company in connection with the marketing or offering of the Securities ("Marketing Materials"), including any roadshow or investor presentations made to investors by the Company (whether in person or electronically), or the omission or alleged omission in any preliminary prospectus, Issuer Free Writing Prospectus, any Written Testing-the-Waters Communication, prospectus or in any Marketing Materials of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(ii)  against any and all loss, liability, claim, damage and expense whatsoever, as incurred, to the extent of the aggregate amount paid in settlement of any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or of any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission; provided that (subject to Section 6(d) below) any such settlement is effected with the written consent of the Company; and

(iii)  against any and all expense whatsoever, as incurred (including the fees and disbursements of counsel chosen by the Representative), reasonably incurred in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, to the extent that any such expense is not paid under (i) or (ii) above; provided, however, that this indemnity agreement shall not apply to any loss, liability, claim, damage or expense to the extent arising out of any untrue statement or omission or alleged untrue statement or omission made in the Registration Statement (or any amendment thereto), including the Rule 430A Information, the General Disclosure Package or the Final Prospectus (or any amendment or supplement thereto) in reliance upon and in conformity with the Underwriter Information.

(b)  Indemnification of Company, Directors and Officers. Each Underwriter severally agrees to indemnify and hold harmless the Company, its directors, each of its officers who signed the Registration Statement, and each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, against any and all loss, liability, claim, damage and expense described in the indemnity contained in subsection (a) of this Section, as incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Registration Statement (or any amendment thereto), including the Rule 430A Information, the General Disclosure Package or the Final Prospectus (or any amendment or supplement thereto) in reliance upon and in conformity with the Underwriter Information.

(c)  Actions against Parties; Notification. Each indemnified party shall give notice as promptly as reasonably practicable to each indemnifying party of any action commenced against it in respect of which indemnity may be sought hereunder, but failure to so notify an indemnifying party shall not relieve such indemnifying party from any liability hereunder to the extent it is not materially prejudiced as a result thereof and in any event shall not relieve it from any liability which it may have otherwise than on account of this indemnity agreement. In the case of parties indemnified pursuant to Section 6(a) above, counsel to the indemnified parties shall be selected by the Representative, and, in the case of parties indemnified pursuant to Section 6(b) above, counsel to the indemnified parties shall be selected by the Company. An indemnifying party may participate at its own expense in the defense of any such action; provided, however, that counsel to the indemnifying party shall not (except with the consent of the indemnified party) also be counsel to the indemnified party. In no event shall the indemnifying parties be liable for the reasonable fees and expenses of more than one counsel (in addition to any local counsel) separate from their own counsel for all indemnified parties in connection with any one action or separate but similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances. No indemnifying party shall, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever in respect of which indemnification or contribution could be sought under this Section 6 or Section 7 hereof (whether or not the indemnified parties are actual or potential parties thereto), unless such settlement, compromise or consent (i) includes an unconditional release of each indemnified party from all liability arising out of such litigation, investigation, proceeding or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

(d)  Settlement without Consent if Failure to Reimburse. If at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel, such indemnifying party agrees that it shall be liable for any settlement of the nature contemplated by Section 6(a)(ii) effected without its written consent if (i) such settlement is entered into more than 45 days after receipt by such indemnifying party of the aforesaid request, (ii) such indemnifying party shall have received notice of the terms of such settlement at least 30 days prior to such settlement being entered into and (iii) such indemnifying party shall not have reimbursed such indemnified party in accordance with such request prior to the date of such settlement.

SECTION 7. Contribution. If the indemnification provided for in Section 6 hereof is for any reason unavailable to or insufficient to hold harmless an indemnified party in respect of any losses, liabilities, claims, damages or expenses referred to therein, then each indemnifying party shall contribute to the aggregate amount of such losses, liabilities, claims, damages and expenses incurred by such indemnified party, as incurred, (i) in such proportion as is appropriate to reflect the relative benefits received by the Company, on the one hand, and the Underwriters, on the other hand, from the offering of the Securities pursuant to this Agreement or (ii) if the allocation provided by clause (i) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company, on the one hand, and of the Underwriters, on the other hand, in connection with the statements or omissions which resulted in such losses, liabilities, claims, damages or expenses, as well as any other relevant equitable considerations.

The relative benefits received by the Company, on the one hand, and the Underwriters, on the other hand, in connection with the offering of the Securities pursuant to this Agreement shall be deemed to be in the same respective proportions as the total net proceeds from the offering of the Securities pursuant to this Agreement (before deducting expenses) received by the Company, on the one hand, and the total underwriting discount received by the Underwriters, on the other hand, in each case as set forth on the cover of the Final Prospectus, bear to the aggregate initial public offering price of the Securities as set forth on the cover of the Final Prospectus.

The relative fault of the Company, on the one hand, and the Underwriters, on the other hand, shall be determined by reference to, among other things, whether any such untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company or by the Underwriters and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

The Company and the Underwriters agree that it would not be just and equitable if contribution pursuant to this Section 7 were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above in this Section 7. The aggregate amount of losses, liabilities, claims, damages and expenses incurred by an indemnified party and referred to above in this Section 7 shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue or alleged untrue statement or omission or alleged omission.

Notwithstanding the provisions of this Section 7, no Underwriter shall be required to contribute any amount in excess of the underwriting commissions received by such Underwriter in connection with the Securities underwritten by it and distributed to the public.

No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

For purposes of this Section 7, each person, if any, who controls an Underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act and each Underwriter's Affiliates and selling agents shall have the same rights to contribution as such Underwriter, and each director of the Company, each officer of the Company who signed the Registration Statement, and each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act shall have the same rights to contribution as the Company. The Underwriters' respective obligations to contribute pursuant to this Section 7 are several in proportion to the number of Initial Securities set forth opposite their respective names in Schedule A hereto and not joint.

SECTION 8. Representations, Warranties and Agreements to Survive. All representations, warranties and agreements contained in this Agreement or in certificates of officers of the Company or its subsidiaries submitted pursuant hereto, shall remain operative and in full force and effect regardless of (i) any investigation made by or on behalf of any Underwriter or its Affiliates or selling agents, any person controlling any Underwriter, its officers or directors or any person controlling the Company and (ii) delivery of and payment for the Securities.

SECTION 9. Termination of Agreement.

(a)  Termination. The Representative may terminate this Agreement, by notice to the Company, at any time at or prior to the Closing Time (i) if there has been, in the judgment of the Representative, since the time of execution of this Agreement or since the respective dates as of which information is given in the Registration Statement, the General Disclosure Package or the Final Prospectus, any material adverse change in the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the Company and its subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business, or (ii) if there has occurred any material adverse change in the financial markets in the United States, Canada or the international financial markets, any outbreak of hostilities or escalation thereof or other calamity or crisis or any change or development involving a prospective change in national or international political, financial or economic conditions, in each case the effect of which is such as to make it, in the judgment of the Representative, impracticable or inadvisable to proceed with the completion of the offering or to enforce contracts for the sale of the Securities, or (iii) if trading in any securities of the Company has been suspended or materially limited by the Commission, the NASDAQ Capital Market, the Ontario Securities Commission or any other applicable Canadian provincial securities regulator or the Toronto Stock Exchange (other than temporary trading halts), or (iv) if trading generally on the NYSE American or the New York Stock Exchange or in the NASDAQ Global Select Market, NASDAQ Global Market or NASDAQ Capital Market or on the Toronto Stock Exchange has been suspended or materially limited, or minimum or maximum prices for trading have been fixed, or maximum ranges for prices have been required, by any of said exchanges or by order of the Commission, FINRA or any other Governmental Entity, or (v) a material disruption has occurred in commercial banking or securities settlement or clearance services in the United States, Canada or with respect to Clearstream or Euroclear systems in Europe, or (vi) if a banking moratorium has been declared by either U.S. Federal, Canadian or New York authorities.

(b)  Liabilities. If this Agreement is terminated pursuant to this Section, such termination shall be without liability of any party to any other party except as provided in Section 4 hereof, and provided further that Sections 1, 6, 7, 8, 13, 14, 15, 16 and 21 shall survive such termination and remain in full force and effect.

SECTION 10. Default by One or More of the Underwriters. If one or more of the Underwriters shall fail at the Closing Time or a Date of Delivery to purchase the Securities which it or they are obligated to purchase under this Agreement (the "Defaulted Securities"), the Representative shall have the right, within 24 hours thereafter, to make arrangements for one or more of the non-defaulting Underwriters, or any other underwriters, to purchase all, but not less than all, of the Defaulted Securities in such amounts as may be agreed upon and upon the terms herein set forth; if, however, the Representative shall not have completed such arrangements within such 24-hour period, then:

(i) if the number of Defaulted Securities does not exceed 10% of the number of Securities to be purchased on such date, each of the non-defaulting Underwriters shall be obligated, severally and not jointly, to purchase the full amount thereof in the proportions that their respective underwriting obligations hereunder bear to the underwriting obligations of all non-defaulting Underwriters, or

(ii) if the number of Defaulted Securities exceeds 10% of the number of Securities to be purchased on such date, this Agreement or, with respect to any Date of Delivery which occurs after the Closing Time, the obligation of the Underwriters to purchase, and the Company to sell, the Option Securities to be purchased and sold on such Date of Delivery shall terminate without liability on the part of any non-defaulting Underwriter.

No action taken pursuant to this Section shall relieve any defaulting Underwriter from liability in respect of its default.

In the event of any such default which does not result in a termination of this Agreement or, in the case of a Date of Delivery which is after the Closing Time, which does not result in a termination of the obligation of the Underwriters to purchase and the Company to sell the relevant Option Securities, as the case may be, either the (i) Representative or (ii) the Company shall have the right to postpone Closing Time or the relevant Date of Delivery, as the case may be, for a period not exceeding seven days in order to effect any required changes in the Registration Statement, the General Disclosure Package or the Final Prospectus or in any other documents or arrangements. As used herein, the term "Underwriter" includes any person substituted for an Underwriter under this Section 10.

SECTION 11. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if mailed or transmitted by any standard form of telecommunication. Notices to the Underwriters shall be directed to the Representative c/o Cowen and Company, LLC, 599 Lexington Avenue, New York, New York 10022 with a copy to Morgan, Lewis & Bockius, LLP, 101 Park Avenue, New York, New York 10178, attention of David W. Pollak, Esq. facsimile: 212-309-6001); notices to the Company shall be directed to it at 2488 Dunwin Drive, Mississauga, Ontario, Canada L5L 1J9, attention of Chief Financial Officer (facsimile: 416-595-5835), with a copy to Goodwin Procter LLP, The New York Times Building, 620 Eighth Avenue, New York, New York 10018, attention of Thomas S. Levato, Esq. (facsimile: 212-355-3333).

SECTION 12. No Advisory or Fiduciary Relationship. The Company acknowledges and agrees that (i) the purchase and sale of the Securities pursuant to this Agreement, including the determination of the initial public offering price of the Securities and any related discounts and commissions, is an arm's-length commercial transaction between the Company, on the one hand, and the several Underwriters, on the other hand, (ii) in connection with the offering of the Securities and the process leading thereto, each Underwriter is and has been acting solely as a principal and is not the agent or fiduciary of the Company, its subsidiaries or their respective shareholders, creditors, employees or any other party, (iii) no Underwriter has assumed or will assume an advisory or fiduciary responsibility in favor of the Company with respect to the offering of the Securities or the process leading thereto (irrespective of whether such Underwriter has advised or is currently advising the Company or its subsidiaries on other matters) and no Underwriter has any obligation to the Company with respect to the offering of the Securities except the obligations expressly set forth in this Agreement, (iv) the Underwriters and their respective affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Company and (v) the Underwriters have not provided any legal, accounting, regulatory or tax advice with respect to the offering of the Securities and the Company has consulted its own respective legal, accounting, regulatory and tax advisors to the extent it deemed appropriate. The Company waives to the full extent permitted by applicable law any claims it may have against the Underwriters arising from an alleged breach of fiduciary duty in connection with the offering of the Securities.

SECTION 13. Parties. This Agreement shall each inure to the benefit of and be binding upon the Underwriters and the Company and their respective successors. Nothing expressed or mentioned in this Agreement is intended or shall be construed to give any person, firm or corporation, other than the Underwriters and the Company and their respective successors and the controlling persons and officers and directors referred to in Sections 6 and 7 and their heirs and legal representatives, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision herein contained. This Agreement and all conditions and provisions hereof are intended to be for the sole and exclusive benefit of the Underwriters and the Company and their respective successors, and said controlling persons and officers and directors and their heirs and legal representatives, and for the benefit of no other person, firm or corporation. No purchaser of Securities from any Underwriter shall be deemed to be a successor by reason merely of such purchase.

SECTION 14. Trial by Jury. The Company (on its behalf and, to the extent permitted by applicable law, on behalf of its shareholders and affiliates) and each of the Underwriters hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

SECTION 15. GOVERNING LAW. THIS AGREEMENT AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING UNDER OR RELATED TO THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF, THE STATE OF NEW YORK WITHOUT REGARD TO ITS CHOICE OF LAW PROVISIONS.

SECTION 16. Consent to Jurisdiction; Waiver of Immunity. By the execution and delivery of this Agreement, the Company (a) acknowledges that it has, by separate written instrument, irrevocably designated and appointed Puglisi & Associates (or any successor) (together with any successor, the "Agent for Service"), as its authorized agent upon which process may be served in any suit or proceeding arising out of or relating to this Agreement or the Securities, that may be instituted in any federal or state court in the City and County of New York, Borough of Manhattan, or brought under federal or state securities laws, and acknowledges that the Agent for Service has accepted such designation, (b) submits to the non-exclusive jurisdiction of any such court in any such suit or proceeding, and (c) agrees that service of process upon the Agent for Service (or any successor) and written notice of said service to the Company shall be deemed in every respect effective service of process upon the Company in any such suit or proceeding. The Company further agrees to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of the Agent for Service in full force and effect so long as required by the Securities Act.

To the extent that the Company has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, it hereby irrevocably waives, and agrees to cause each of its subsidiaries to waive, such immunity in respect of its obligations under the above-referenced documents, to the extent permitted by law.

SECTION 17. TIME. TIME SHALL BE OF THE ESSENCE OF THIS AGREEMENT. EXCEPT AS OTHERWISE SET FORTH HEREIN, SPECIFIED TIMES OF DAY REFER TO NEW YORK CITY TIME.

SECTION 18. Partial Unenforceability. The invalidity or unenforceability of any Section, paragraph or provision of this Agreement shall not affect the validity or enforceability of any other Section, paragraph or provision hereof. If any Section, paragraph or provision of this Agreement is for any reason determined to be invalid or unenforceable, there shall be deemed to be made such minor changes (and only such minor changes) as are necessary to make it valid and enforceable.

SECTION 19. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same agreement.

SECTION 20. Effect of Headings. The Section headings herein are for convenience only and shall not affect the construction hereof.

SECTION 21. Entire Agreement. This Agreement supersedes all prior agreements and understanding (whether written or oral) between the Company and the Underwriters, or any of them, with respect to the subject matter hereof.

(Signature page follows)

If the foregoing is in accordance with your understanding of our agreement, please sign and return to the Company a counterpart hereof, whereupon this instrument, along with all counterparts, will become a binding agreement among the Underwriters and the Company in accordance with its terms.

Very truly yours,

TRILLIUM THERAPEUTICS INC.

By: /s/ James Parsons

       Name: James Parsons

       Title: Chief Financial Officer

CONFIRMED AND ACCEPTED,
as of the date first above written:

COWEN AND COMPANY, LLC

By: /s/ William Follis

Name: William Follis

Title: Managing Director

[Signature Page to Underwriting Agreement]

SCHEDULE A

The price per Common Share to be paid by the Underwriters shall be US$2.585 and the price per Series II First Preferred Share to be paid by the Underwriters shall be US$2.585.

	Number of Initial Securities
Name of Underwriter	Number of Common Shares	Number of Series II First Preferred Shares
Cowen and Company, LLC	33,051,932	1,156,250
Bloom Burton Securities Inc.	2,679,886	93,750

Total	35,731,818	1,250,000

SCHEDULE B-1
Pricing Terms

1. The Company is selling 35,731,818 Common Shares and 1,250,000 Series II First Preferred Shares.

2. The public offering price per Common Shares shall be US$2.75 and the public offering price per Series II First Preferred Shares shall be US$2.75.

3. The Company has granted an option to the Underwriters, severally and not jointly, to purchase up to an additional 5,547,272 Common Shares.

SCHEDULE B-2

Free Writing Prospectus

None.

SCHEDULE B-3

List of Written Testing-the-Waters Communications

None.

SCHEDULE C

List of Persons and Entities Subject to Lock-up

Jan Skvarka

Bob Uger

Yaping Shou

James Parsons

Penka Petrova

Calvin R. Stiller

Luke Beshar

Helen Tayton-Martin

Robert L. Kirkman

Michael Moore

Thomas Reynolds

Exhibit A

FORM OF LOCK-UP AGREEMENT

_____________ __, 2020

Cowen and Company, LLC

599 Lexington Avenue

New York, New York 10022

Re: Trillium Therapeutics Inc. Offering

Dear Sirs:

This Agreement ("Agreement") is being delivered to you in connection with the proposed Underwriting Agreement (the "Underwriting Agreement") between Trillium Therapeutics Inc., a corporation organized under the laws of the Province of British Columbia, Canada (the "Company") and Cowen and Company, LLC ("Cowen"), as representative of a group of underwriters named therein (collectively, the "Underwriters"), and the other parties thereto (if any), relating to the proposed public offering (the "Offering") of Common Shares, no par value per share ("Common Shares"), of the Company pursuant to a registration statement (the "Registration Statement") filed with the Securities and Exchange Commission (the "SEC").

In order to induce you and the other Underwriters to enter into the Underwriting Agreement, and in light of the benefits that the Offering will confer upon the undersigned in its capacity as a securityholder and/or officer, director or employee of the Company, and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned hereby agrees that, during the period beginning on the date hereof through and including the date that is the 90th day after the date of the Underwriting Agreement (the "Lock-up Period"), the undersigned will not, without the prior written consent of Cowen, which consent will not be unreasonably withheld or delayed, directly or indirectly, (i) offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of, or announce the intention to otherwise dispose of, any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares (including, without limitation, Common Shares which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations promulgated under the Securities Act of 1933, as amended (collectively, the "Lock-up Securities"), (ii) enter into any swap, hedge or other agreement or arrangement that transfers in whole or in part, the economic risk of ownership of any Lock-up Securities, or (iii) engage in any short selling of any Lock-up Securities.

Notwithstanding the foregoing, and subject to the conditions below, the undersigned may transfer the Lockup Securities without the prior written consent of Cowen, provided, in each case, that (1) Cowen receives a signed lock-up agreement for the balance of the Lock-up Period from each donee, trustee, distributee, or transferee, as the case may be, (2) any such transfer shall not involve a disposition for value, (3) such transfers are not required to be reported with the SEC on Form 4 in accordance with Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and (4) the undersigned does not otherwise voluntarily effect any public filing or report regarding such transfers (other than a filing on a Form 5 made after the expiration of the Lock-up Period):

(i) as a bona fide gift or gifts;

(ii) to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned (for purposes of this Agreement, "immediate family" shall mean any relationship by blood, marriage or adoption, not more remote than first cousin);

(iii) as a distribution or other transfer by a partnership to its partners or former partners or by a limited liability company to its members or retired members or by a corporation to its stockholders or former stockholders or to any wholly-owned subsidiary of such corporation;

(iv) to the undersigned's affiliates or to any investment fund or other entity controlled or managed by the undersigned;

(v) pursuant to a qualified domestic relations order or in connection with a divorce settlement;

(vi) by will or intestate succession upon the death of the undersigned; or

(vii) to the Company in satisfaction of any tax withholding obligation.

Furthermore, no provision in this Agreement shall be deemed to restrict or prohibit (1) the transfer of the undersigned's Lock-up Securities to the Company in connection with the termination of the undersigned's services to the Company, provided that no filing by any party under the Exchange Act or other public announcement shall be required or shall be made voluntarily in connection with such transfer (other than a filing on a Form 5 made after the expiration of the Lock-up Period), (2) the exercise or exchange by the undersigned of any option or warrant to acquire any Common Shares, preferred shares or options to purchase Common Shares or preferred shares, pursuant to any stock option, stock bonus or other stock plan or arrangement; provided, however, that the underlying Common Shares or preferred shares shall continue to be subject to the restrictions on transfer set forth in this lockup agreement, (3) the transfer of Lock-up Securities upon the completion of a bona fide third-party tender offer, merger, consolidation or other similar transaction made to all holders of the Company's securities involving a change of control of the Company; provided, however, that in the event that such tender offer, merger, consolidation or other such transaction is not completed, such securities held by the undersigned shall remain subject to the restrictions on transfer set forth in this Agreement, and (4) the conversion of the outstanding preferred shares into Common Shares, provided that any such shares received upon such conversion shall be subject to the restrictions on transfer set forth in this Agreement.

Notwithstanding anything herein to the contrary, nothing herein shall prevent the undersigned from establishing a 10b5-1 trading plan that complies with Rule 10b5-1 under the Exchange Act ("10b5-1 trading plan") or from amending an existing 10b5-1 trading plan so long as there are no sales of Lock-up Securities under such plans during the Lock-up Period; and provided that, the establishment of a 10b5-1 trading plan or the amendment of a 10b5-1 trading plan shall only be permitted if (i) the establishment or amendment of such plan is not required to be reported in any public report or filing with the SEC, or otherwise and (ii) the undersigned does not otherwise voluntarily effect any public filing or report regarding the establishment or amendment of such plan.

In addition, the undersigned hereby waives, from the date hereof until the expiration of the Lock-up Period, any and all rights, if any, to request or demand registration pursuant to the Securities Act of 1933, as amended, of any Lock-up Securities.

The undersigned also agrees and consents to the entry of stop transfer instructions with the Company's transfer agent and registrar against the transfer of the Lock-up Securities except in compliance with the foregoing restrictions. If (i) the Company advises Cowen in writing that it has determined not to proceed with the Offering, or (ii) the Underwriting Agreement is not executed by February 8, 2020, then this Agreement shall be immediately be terminated and the undersigned shall automatically be released from all of his or her obligations under this Agreement.

[The remainder of this page intentionally left blank]

Very truly yours,

Name of Security Holder (Print exact name)

By:
Signature

[Signature Page to Lock-Up Agreement]